[Letterhead of Wachtell, Lipton, Rosen & Katz]
September 12, 2024
VIA EDGAR SUBMISSION
Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Peter McPhun
Isaac Esquivel
Kibum Park
Isabel Rivera

Re:	Everus Construction Group, Inc.
Amendment No. 3 to Draft Registration Statement on Form 10-12B
Submitted August 9, 2024
CIK No. 0002015845

Ladies and Gentlemen:
On behalf of our client, Everus Construction Group, Inc. (“Everus” or the “Company”), currently a wholly owned subsidiary of MDU Resources Group, Inc. (“MDU Resources”), this letter responds to the comments from the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated August 28, 2024 (the “Comment Letter”), with respect to the above-referenced Amendment No. 3 to Draft Registration Statement on Form 10-12B (the “Registration Statement”).
In connection with this letter responding to the Staff’s comments, the Company is concurrently publicly filing its Registration Statement on Form 10-12B (the “Form 10”) electronically via EDGAR.
For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the response on behalf of the Company. Terms not otherwise defined in this letter have the meanings set forth in the Form 10. All page references in the responses below refer to pages of the Form 10.

U.S. Securities and Exchange Commission
September 12, 2024

Amendment No. 3 to Draft Registration Statement on Form 10-12B submitted August 9, 2024
Exhibit 99.1 Information Statement of Everus Construction Group, Inc.
Management, page 110
1.We note the addition of executive officers following the distribution. Please revise to disclose the dates and duration of Mr. Marcy’s employment during the past five years. See Item 401(e) of Regulation S-K.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 109 of the Form 10 to disclose the dates and duration of Mr. Marcy’s employment during the past five years.
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If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact me at (212) 403-1056 or JLRobinson@wlrk.com or my colleague, Yasmina Abdel-Malek, at (212) 403-1151 or YAbdel-Malek@wlrk.com.

Sincerely,

/s/ John L. Robinson

John L. Robinson

cc:	Paul Sanderson, Vice President, Chief Legal Officer and Secretary, MDU Resources Group, Inc.